June 17, 2020

VIA EDGAR

Mr. Kenneth Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-8626

RE:	Permanent Portfolio Family of Funds (“Registrant”) File No. (811-03379) Annual Reports to Shareholders on Form N-CSR

Dear Mr. Ellington:

Pursuant to your request, this letter is written in response to follow-on comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff,” or the “Commission”) with respect to the Registrant’s response to Staff comments on Registrant’s annual reports filed on Form N-CSR (each, an “Annual Report,” and together, the “Annual Reports”).  The Annual Reports were filed on April 2, 2020 with the Commission (Accession Number 0001193125-20-095852). Please find below the response regarding the follow-on question provided by the Staff via telephone to the undersigned, George J. Zornada, of K&L Gates LLP, on Friday June 12, 2020.  Unless otherwise stated herein, defined terms have the same meaning as set forth in the Annual Reports.

You have requested additional analysis regarding Registrants’s classification of its gold bullion coins as Level 1 assets in the Leveling Tables.  Following additional review, Registrant affirms that Level 1 is the appropriate category for its gold coin assets, which as discussed, are not numismatic or collectible assets, but rather uniform coins representing a form of bullion traded in active markets.  Gold bullion, in either bar or coin form, is one of the most liquid assets that exist.
Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, “Fair Value Measurement” (“ASC 820”), provides a fair value framework for valuing investments, including discussion and inputs of acceptable valuation techniques, creation of a fair value hierarchy that prioritizes these inputs and requires certain related financial statement disclosures.  ASC 820-10 defines Level 1 inputs as “quoted prices (unadjusted) in active markets for identical assets . . . that the reporting entity can access at the measurement date.”  Applying the basic elements of the definition demonstrates that the asset should be categorized as Level 1 based on all observable inputs.  Specifically, the Registrant can on any day obtain readily available quotes, without any need for adjustment based on circumstances, from numerous institutional sources in a global market, for identical assets, and trade on such quotes.

In addition, ASC 820 also states that an entity should categorize the level of an asset using the lowest level in which an input that is significant to the valuation is characterized.  ASC 820-10-35-37A notes that an entity must use judgment with respect to the significance “taking into account factors specific to the asset.”
Analysis of factors specific to the asset support application of Level 1.  Registrant’s coin assets are identical one-ounce minted coins, which are a form of bullion, and thus readily referenced to the spot market price for an ounce of bullion, which itself is a Level 1 input.  Coins may allow institutional trading of bullion in smaller quantities than is the case with the spot market for gold in the form of bars (e.g., transactions may occur in 100 ounce or 400 ounce bars).  The gold coins held by Registrant are uniform gold coins minted by the United States and Canadian governments, respectively, which trade as One-Ounce Gold Eagles and One-Ounce Maple Leafs.  In this respect, the assets are fungible – for example, no two Maple Leafs differ; no two Gold Eagles differ.  As the gold markets trade constantly on a global basis, quotes obtained by Registrant reflect current conditions, without need for adjustment – dealers stand ready to transact constantly.  Quotes obtained by Registrant are not broker quotes, but rather quotes of dealers ready to transact in amounts that Registrant would typically trade (such dealers may be, for example, major Wall Street banks, major commercial and institutional banks, including banks that may serve as a COMEX depository, and/or major institutional commodity dealers).  All will trade at quoted prices, which Registrant may compare to spot prices in determining whether to trade.
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If you have any questions regarding the enclosed information, please contact me directly at (617) 261-3231.

Respectfully,
/s/ George J. Zornada _______________________ George J. Zornada

cc:	Michael J. Cuggino James H. Andrews